FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

April 27, 2006, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced results of seven (7) additional reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included infill on the main Quebrada del Diablo (“QDD”) zone and holes to continue to test the higher grade eastern extension of the Portezuelo Blanco (“Ptz. Blanco”) zone at QDD. However, of significant interest are the three holes, QDR 260-262, that were drilled to test the potential for a higher grade feeder zone within the main QDD fault.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 27th day of April, 2006.

Viceroy	News Release #2006.09
Exploration Ltd.	TSX: VYE
520 – 700 West Pender Street, Vancouver
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Intercepts High Grade within Main QDD Fault Zone

Vancouver, British Columbia, April 27, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”) is very pleased to report results of seven (7) additional reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included infill on the main Quebrada del Diablo (“QDD”) zone and holes to continue to test the higher grade eastern extension of the Portezuelo Blanco (“Ptz. Blanco”) zone at QDD. However, of significant interest are the three holes, QDR 260-262, that were drilled to test the potential for a higher grade feeder zone within the main QDD fault.

Highlights of drill results include:

Ptz Blanco

  Hole QDR-249, which intersected 2.32 g/t Au over 42 m from surface, including 3.29 g/t Au over 28 m from 4 to 32 m;

  Hole QDR-251, which intersected 2.17 g/t Au over 26 m from surface;

  Hole QDR-253, which intersected 4.86 g/t Au over 28 m from 120 to 148 m;

QDD Fault Zone

  Hole QDR-260, which intersected 2.38 g/t Au over 98 m from surface, including 3.46 g/t Au over 54 m from 42 to 96 m, including 4.44 g/t over 22 m from 58 to 80 m; and

  Hole QDR-261, which intersected 2.37 g/t Au over 138 m from 2 to 140 m, including 5.53 g/t Au over 40 m from 34 to 74 m.

Holes QDR-260 – 262 could be indications of a high grade feeder zone along the main QDD fault. These are the highest grade intercepts from this area and are unique from both a geological and structural aspect. Drilling immediately to the west of this zone intersected an exotic wedge of conglomerate containing rounded cobbles and angular fragments of limestone, shale, sandstone and intrusive . This wedge is also hydrothermally dolomitized, indicating that it may define the dip extension of a deep seated basement structure, dipping moderately SW from QDD. The Company will therefore drill additional holes to test the down dip extension at this zone.

Mr. Patrick Downey, President and CEO of Viceroy stated, “These recent results from the vicinity of the QDD fault could prove to be extremely significant in the development of our QDD project. Our geological team appears to have intercepted a thick high grade zone that is open on strike and to depth. We therefore plan additional drilling to test this target. Also of interest is that the Ptz. Blanco area is still returning significant widths at higher grade material near surface. We have drilled several more holes in this area and we expect further results in the near future.”

Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)
QDR-249	Ptz. Blanco	70	-65	100.00	0.00	42.00	42.00	2.32
Incl.					4.00	32.00	28.00	3.29
QDR-251	Ptz. Blanco	340	-70	100.00	0.00	26.00	26.00	2.17
QDR-252	QDD	323	-68	378.00	8.00	12.00	4.00	0.57
					70.00	94.00	24.00	0.68
Incl.					70.00	82.00	12.00	0.92
Incl.					90.00	94.00	4.00	1.06
					112.00	116.00	4.00	1.11
					146.00	154.00	8.00	2.01
Incl.					146.00	148.00	2.00	5.67
					178.00	186.00	8.00	0.86
					208.00	226.00	18.00	0.57
QDR-253	Ptz. Blanco	344	-70	366.00	34.00	38.00	4.00	0.47
					86.00	92.00	6.00	1.57
					120.00	148.00	28.00	4.86
Incl.					120.00	142.00	22.00	6.08
Incl.					120.00	128.00	8.00	12.27
Incl.					124.00	126.00	2.00	24.37
QDR-260	QDD	275	-55	186.00	0.00	98.00	98.00	2.38
Incl.					6.00	30.00	24.00	1.52
Incl.					42.00	96.00	54.00	3.46
Incl.					58.00	80.00	22.00	4.44
QDR-261	QDD	308	-60	158.00	2.00	140.00	138.00	2.37
					34.00	74.00	40.00	5.53
QDR-262	QDD	322	-75	144.00	0.00	144.00	144.00	1.17
Incl.					0.00	60.00	60.00	1.87
Incl.					70.00	104.00	34.00	1.15
					128.00	142.00	14.00	0.53

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.